June 30, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck, Legal Branch Chief
Beth Frohlichstein, Staff Attorney

	Re:	First Potomac Realty Trust
Form 10-K for the fiscal year ended December 31, 2013
Filed February 28, 2014
File No. 001-31824

Dear Mr. Kluck:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), received by e-mail on June 19, 2014, with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 of First Potomac Realty Trust, a Maryland real estate investment trust (the “Company”), which was filed with the Commission on February 28, 2014.

For ease of review, each of the numbered Staff comments contained in your June 19, 2014 letter are reprinted below in bold and are followed by the Company’s corresponding responses thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition .. . . .page 40

Overview, page 40

1.	We note your disclosure on page 6 that 392 of your 744 leases were triple-net leases as of December 31, 2013. In future Exchange Act periodic reports, please include disclosure to describe how you monitor your tenant credit quality.

RESPONSE: In response to the Staff’s comments, the Company advises the Staff that, in future Exchange Act periodic reports, the Company will comply with this request by including disclosure describing how the Company monitors its tenant credit quality.

2.	In future Exchange Act reports, please include disclosure regarding your tenant improvement costs and leasing commissions for both your new leases and for renewals. Please include this disclosure on a per square foot basis.

RESPONSE: In response to the Staff’s comments, the Company advises the Staff that, in future Exchange Act periodic reports, the Company will comply with this request by including disclosure regarding the Company’s tenant improvement costs and leasing commissions for both new leases and for renewals on a per square foot basis.

Securities and Exchange Commission

Mr. Tom Kluck

June 30, 2014

3.	We note your disclosure that 8.5% of your annualized cash basis rent is scheduled to expire in 2014. In future Exchange Act periodic reports, please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period.

RESPONSE: In response to the Staff’s comments, the Company advises the Staff that, in future Exchange Act periodic reports, the Company will provide disclosure discussing the relationship between market/current asking rents and leases expected to expire in the next period.

Development and Redevelopment Activity, page 41

4.	In future Exchange Act periodic reports, to the extent your development and redevelopment portfolio is material, please expand your disclosure regarding your developments and redevelopments to disclose the anticipated completion dates and budgeted costs for project or advise.

RESPONSE: The Company acknowledges the Staff’s comment and, in future Exchange Act periodic reports, to the extent the Company’s development and redevelopment portfolio is material, will comply with this request. The Company currently only has one property in active development or redevelopment. At December 31, 2013, the Company’s total projected costs (including original cost basis of the property) to complete the 440 First Street, NW redevelopment was $66.0 million, or 4.4% of total assets, which the Company does not believe is material. The Company currently owns an interest in one property (Storey Park) that has been placed in development; however, as disclosed on page 41 of the Form 10-K, although the Company is currently exploring its options related to this property, the Company is not currently engaged in any significant development activities at Storey Park. In the future, should one or more active development or redevelopment projects cause the development and redevelopment portfolio to become material, the Company will disclose the anticipated completion dates and budgeted costs with respect to the Company’s development and redevelopment portfolio.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Securities and Exchange Commission

Mr. Tom Kluck

June 30, 2014

If you have any questions regarding this response letter or if we can be of any further assistance, please contact the undersigned at (240) 223-0705.

Sincerely,

/s/ Andrew P. Blocher

Andrew P. Blocher
Executive Vice President and Chief Financial Officer

cc:	Douglas J. Donatelli
Krista Bean Dorrian
Michael H. Comer
Samantha S. Gallagher, Esq.